Boucherville, March 7, 2007

Mrs. April Sifford, Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:  Strateco Resources Inc.

Form 10-KSB for the year ended December 31, 2005

Filed March 31, 2006

File No. 0-49942

Madam,

Strateco Resources Inc. (the “Company”) has requested from the undersigned to forward to your attention the responses to the engineering comments dated December 28, 2006 and the comments regarding legal and financial matters of the Form 10 KSB for the year ended December 31, 2005. To this effect please find enclosed one copy of the amended Form 10-KSB\A and one copy with marked amendments to facilitate review.

The responses to the comments that required corrections, additions, explanations and amendments in the Form 10 KSB/A are joined to the present letter according to the same order than they were presented in the letter of comments dated December 28, 2006.

When the responses required an amendment it was included in the marked amended Form 10 KSB/A.

General

1.

We have paginated our EDGAR filing and we have insisted so that our representative filing our documents on EDGAR take proceedings so that pagination be maintained on EDGAR filing.

Controls and procedures

2.

We amended the disclosure in Form 10-KSB as follows:

•

We indicated at Item 8A that the evaluation was performed as of the end of the period covered by the report.

•

We made reference to the appropriate Exchange Act Rule that is 13a-15 ( c )

•

We removed the segment of phrase starting with “in ensuring”.

•

We amended the sentence concerning changes in internal controls so that it reads as follows:

“The Company’s management did not identify changes in internal control that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting, subsequent to the date the Chief Executive Officer completed his evaluation.”

Financial Statements

2.

We have revised for consistency throughout the document the identification of our Auditors, PETRIE RAYMOND Limited Liability Partnership, Chartered Accountants.

3.

We amended the face of our financial statements and the title at Item 7 of the report to indicate that we are an exploration stage company.

5.

According to our Auditors, the accounting of flow-through shares was not impacted by EIC 146 because the Company was already recognizing tax liability on the date of renouncement of the expenditures.

6.

We amended the certification filed in compliance with Section 302 of the Sarbanes-Oxley Act of 2002 to strictly comply with the SEC rules. We replaced throughout this certification the word “registrant” by “the small business issuer” and removed the word “annual “ before the word “report” at three places and maintained the exact language as stated in Regulation SB, Item 601 even where the text provides for two certifying officers and that in the present case there is only one.

Engineering Comments

General

7.

We did comply with your general comments and inserted maps according to the criteria mentioned.

8.

We did expand disclosures for each property to provide the information required by industry Guide 7 (b) whenever it was applicable.

The Company did not have a plant or equipment as of December 31, 2005 on its properties and does not have reserves known only resources on the Discovery project. As for the total costs incurred to date on each property this information can be found in the Part III- Financial Statements. We specified however for each property if exploration work had been made or not during the year.

Business

9.

We indicated early in this section that the company is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of the properties and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

10.

We removed this segment concerning the estimates made by GéoNova Explorations Inc.

11.

We remove the disclosure in units of product such as ounces of gold. We also amended the report in inserting before the Measured and Indicated Resources table and the Inferred Resources table the texts of Cautionary Note to U.S. Investors mentioned in your comments.

Quenonisca Property

12.

We added a table indicating the drill results and modified the text according to your comments for the properties whenever it was applicable.

13.

We disclosed a brief description of QA/QC protocols regarding sample preparation, controls, custody, assay, precision and accuracy in our discussion of the Discovery Project.

Risks and Uncertainties

14.

We added a risk factor to that effect at page 32 of the marked copy of the amendments.

15.

We added a risk factor to that effect at page 32 of the marked copy of the amendments

Furthermore, we added to our cover letter a statement from the company acknowledging that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect o the filing; and

The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

(signed) Jean-Pierre Lachance

_____________________

Jean-Pierre Lachance,

Executive Vice-President

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601

STATEMENT

I, Guy Hébert, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 10 KSB/A2 for the year ended December 31, 2005;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 8, 2007

(signed) Guy Hébert

__________________________

Guy Hébert,

President

For Strateco Resources Inc.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601